                                                    ----------------------------
                                                             OMB APPROVAL
                                                    ----------------------------
                                                      OMB Number:     32250145
                                                      Expires: August 31, 1991
                                                      Estimated average burden
                                                      hours per response...14.00
                                                    ----------------------------

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 24)*

                             CUSTOMEDIX CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 232038  20  8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               Dr. Gordon S. Cohen, c/o Jeneric/Pentron, Inc.,
     53 N. Plains Industrial Road, Wallingford, CT. 06492 (800) 243-3969
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    2/9/96
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
_______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 7 Pages)

                                  SCHEDULE 13D

CUSIP NO. 232038 20 8                                          PAGE 2 OF 5 PAGES


-------------------------------------------------------------------------------
                 (1)  Name of Reporting Person S.S. or I.R.S. Identification No.
                      of Above Person
                      (a)  Gordon S. Cohen
                      (b)  Cohen Family Trust Partnership
-------------------------------------------------------------------------------
                 (2)  Check the Appropriate Box if a Member of a Group
                      (a)  / /
                      (b)  /X/
-------------------------------------------------------------------------------
                 (3)  SEC Use Only
-------------------------------------------------------------------------------
                 (4)  Source of Funds
                      PF
-------------------------------------------------------------------------------
                 (5)  Check box if disclosure of legal proceedings is required
                      pursuant to items 2(d) or 2(e)              / /
-------------------------------------------------------------------------------
                 (6)  Citizenship or Place of Organization
                      (a)  USA
                      (b)  Connecticut
-------------------------------------------------------------------------------
                      (7)  Sole Voting Power (a) 1,809,792 shares, includes
                           435,262 shares held by (b) the Cohen Family Trust
                           Partnership. Also includes 126,500 shares held by
                           emancipated adult children of Dr. Cohen, as to which
   Number of               he disclaims beneficial ownership.
  Shares bene-        ---------------------------------------------------------
    ficially          (8)  Shared Voting Power
    Owned by          ---------------------------------------------------------
  Each Report-        (9)  Sole Dispositive Power (a) 1,809,792 shares,
  ing Person               includes 435,262 shares held by (b) the Cohen Family
     With                  Trust Partnership. Also includes 126,500 shares
                           held by emancipated adult children of Dr. Cohen, as
                           to which shares he disclaims beneficial ownership.
                      ---------------------------------------------------------
                      (10) Shared Dispositive Power
-------------------------------------------------------------------------------
                 (11) Aggregate Amount Beneficially Owned by Each Reporting
                      Person (a) 1,809,792 shares, includes 435,262 shares held
                      by (b) the Cohen Family Trust Partnership. Also includes
                      126,500 shares held by emancipated adult children of Dr.
                      Cohen as to which shares he disclaims beneficial
                      ownership.
-------------------------------------------------------------------------------
                 (12) Check Box if the Aggregate Amount in Row (11) Excludes
                      Certain Shares                              / /
-------------------------------------------------------------------------------
                 (13) Percent of Class Represented by Amount in Row (11)
                      (a) 41.7   (b) 13.2 (54.9 total ownership)
-------------------------------------------------------------------------------
                 (14) Type of Reporting Person
                      (a)  IN   (b) PN
-------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 4 -- Purpose of Transaction.

        Dr. Cohen and the Partnership ("The Reporting Persons") acquired their shares of Common Stock solely for the purpose of investment. The Reporting Persons are proposing to the Issuer an offer to acquire all of the outstanding shares of Common Stock in a negotiated merger transaction at a price per share of $1-15/16 (the "Proposal"). The Proposal provides that such acquisition would be effected by means of a merger of the Issuer with a corporation formed by the Reporting Persons for that purpose. The Issuer would be the surviving corporation. The details of the Reporting Persons' Proposal will be contained in a definitive merger agreement to be negotiated with the Issuer. The Reporting Persons anticipate that they will promptly prepare and deliver to the Issuer a draft of such agreement.

       On February 5, 1996, the Reporting Persons issued a press release regarding their Proposal. A copy of such press release (the "February 5, 1996 Press Release") is filed as Exhibit 1 to this Amendment. The information set forth in the February 5, 1996 Press Release is incorporated herein by reference.


ITEM 7 -- Material to be Filed as Exhibits.

       The February 5, 1996 Press Release is filed as Exhibit 1 hereto.

        Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  February 9, 1996



                                              /s/ Gordon S. Cohen
                                              ---------------------------------
                                              Dr. Gordon S. Cohen

                                              THE COHEN FAMILY TRUST PARTNERSHIP


                                              By: /s/ Gordon S. Cohen
                                                  ------------------------------
                                                  Dr. Gordon S. Cohen
                                                  Managing Partner

                                 EXHIBIT INDEX



                                                                   SEQUENTIALLY
EXHIBIT         TITLE                                              NUMBERED PAGE
-------         -----                                              -------------
  99            Press release dated February 5, 1996,
                issued by the Reporting Persons.